Exhibit 10.1

September 11, 2019

VIA EMAIL

Dear Tricia:

On behalf of World of Jeans & Tops, d/b/a Tilly’s (the “Company”), I am pleased to offer you the position of Executive Vice President, Chief Merchandising Officer (hereafter, “EVP CMO”) of the Company, reporting to the Chief Executive Officer. You will have the duties, responsibilities and authority commonly associated with this position, in addition to those set forth in the Company’s by-laws. Your anticipated start date at the Company will be September 30, 2019 (or such other date as mutually agreed, in any event, the “Employment Start Date”). Your employment with the Company will be subject to the terms of this letter agreement (the “Agreement”).

During your employment, you will devote your full business efforts and time to the Company. Therefore, you may not serve on the board of directors of any other company without the prior approval of the Company’s Board of Directors. In addition, any other activities outside of the Company must not interfere or conflict with your full-time responsibilities or your ability to perform your duties of employment to the Company.

1.     Annual Base Salary.

Your starting annual base salary rate (“Base Salary”) will be $550,000, less applicable taxes and withholdings, paid in accordance with the Company’s normal payroll practices, and subject to annual review. The Company’s Chief Executive Officer will evaluate your performance annually. Your annual review will coincide with the annual review cycle of the Company’s management team, which at this time occurs within 90 days after each fiscal year end.

2.    Annual Incentive Bonus.

You will be eligible to receive an annual incentive bonus (“Incentive Bonus”), which at target is 75% of your Base Salary and up to 150% of your Base Salary at maximum. The Incentive Bonus for the first fiscal year that you are with the Company (the year ending February 1, 2020, “fiscal 2019”) will be based upon budgeted pre-bonus operating income. You will receive the maximum payout on that year’s Incentive Bonus if the Company’s actual pre-bonus operating income equals or exceeds 115% of its fiscal 2019 budgeted pre-bonus operating income. You will receive no Incentive Bonus for this period if the Company’s actual pre-bonus operating income is less than 85% of the fiscal 2019 budgeted pre-bonus operating income. The Incentive Bonus payout will be calculated in a linear fashion for achievement between 85% and 115% of target. For the first fiscal year of your employment, your bonus will be prorated based upon your Employment Start Date.

Additionally, beginning with the fiscal year ending January 30, 2021 (“fiscal 2020”), and continuing for each of your first full four (4) fiscal years of employment with the Company, you will receive a minimum guaranteed bonus of $250,000 per year (the “Guaranteed Bonus”). For clarity, during each of the fiscal years 2020 through 2023, you will receive the greater of the Incentive Bonus or Guaranteed Bonus, but not both the Incentive and the Guaranteed Bonus.

The Compensation Committee of the Board of Directors (the “Compensation Committee”) will, at its discretion, establish the Incentive Bonus opportunity for subsequent years based upon the Company’s performance compared to bonus targets established for the relevant year. In establishing bonus targets for your Incentive Bonus, we expect the Compensation Committee to use the Company’s performance metrics such as, but not limited to, budgeted operating income, pre-tax income or net income in order to align your incentive compensation with the interests of the shareholders.

Your Incentive Bonus (or any Guaranteed Bonus, if applicable) payments will be subject to applicable taxes and withholdings. To earn an Incentive Bonus (or any Guaranteed Bonus, if applicable), you must remain continuously employed with the Company and be in good standing through the date that any bonus is approved for payment by the Compensation Committee, subject to the provisions of this Agreement. The Company intends to pay annual bonuses following completion of the year-end audit of the Company’s financial statements during the fiscal year following the fiscal year for which the applicable bonus criteria applied.

3.    Sign-On Bonus

In connection with your Employment Start Date, you will receive a Sign-On Bonus in the aggregate amount of $300,000, to be paid in three installments of $100,000 each. The installments of this Sign-On Bonus will be paid to you: (i) with respect to the first installment, in connection with the Company’s first normal payroll cycle following your Employment Start Date; and (ii) with respect to the second and third installments, on the first two anniversaries of such date, subject to your continued employment through the applicable date. The Company will withhold all applicable taxes, other normal payroll deductions, and any other amounts required by law to be withheld from the Sign-On Bonus payments.

You and the Company acknowledge and agree that the Sign-On Bonus will not be earned in full until the third anniversary of the Employment Start Date, and each installment of the Sign-On Bonus will be considered earned in 1/12 installments for every full calendar month after the Employment Start Date that you work for the Company. If you resign from employment with the Company for any reason, or are terminated by the Company for Cause (as defined below), in either case, prior to the third anniversary of the Employment Start Date, you will repay a portion of the most recently-paid $100,000 installment of the Sign-On Bonus, in an amount calculated as the difference between: (i) $100,000 and (ii) 1/12 of such $100,000 with respect to each full calendar month after the Employment Start Date (or applicable anniversary thereof) that you work for the Company. Within 30 days of the last day of your employment, you must repay the remaining unearned amount of the Sign-On Bonus.  You agree that you will be liable for the cost to the Company of collecting the unearned Sing-On Bonus, including attorney fees and court costs, if not repaid as set forth above.

4.     Stock Option Grant.

As a part of the Company’s executive management team, we strongly believe that ownership of the Company’s stock by our employees is an important factor to our success. Therefore, as part of your compensation, the Company will grant you non-qualified stock options to purchase 300,000 shares of the Company’s Class A common stock (the “Option Grant”) at an exercise price equal to the closing price of the Company’s stock on the New York Stock Exchange on the grant date.

Your Option Grant will be issued pursuant to the terms and conditions of the Company’s Amended and Restated 2012 Equity and Incentive Award Plan (the “Plan”) and the stock option agreement in a form prescribed by the Company. Your Option Grant will vest in four equal installments, with the first installment vesting on the first anniversary of your Employment Start Date and the remaining three installments each vesting on the subsequent anniversaries of your Employment Start Date, subject to your continued service with the Company through the applicable vesting date. The Option Grant will expire 10 years after the date of grant, subject to earlier termination as provided by this Agreement, provisions in the Plan and in the related stock option grant documents.

5.     Relocation Reimbursement.

The Company will reimburse you for all reasonable moving expenses incurred as a result of your, and your family’s relocation to the Orange County, California area. Costs eligible for reimbursement include all reasonable costs to move personal possessions, reasonable temporary living expenses for yourself and your family in the Orange County, California area until December 31, 2019, transportation expenses for you to return on weekends to Washington up to twice a month until December 31, 2019, and up to three house hunting trips. Upon your Employment Start Date and continuing through July 31, 2020, the Company will also reimburse you for the costs of your current lease agreement in Washington. You will need to provide the Company with appropriate receipts or other documentation reasonably acceptable to be reimbursed. Any reimbursements under this Section 5 that do not constitute non-taxable reimbursable business expenses will be reported as income, and in such an event the Company will pay you an additional amount sufficient to pay any federal, state or local income or employment taxes that would be imposed on such amount (and any pyramiding taxes on such additional amount). You agree to complete you and your family’s relocation by December 31, 2019, otherwise you agree to return all relocation reimbursements to the Company at that time.

6.    Benefits.

You will be eligible to participate in the benefit packages available to all full-time Company employees when you satisfy standard eligibility conditions. These benefits include health insurance benefits (medical, dental and vision), life insurance, short-term and long-term disability, and a 401(k) Plan. Please refer to benefit plan documents for eligibility. Of course, the Company may change its benefits at any time.

You will be entitled to 20 days of paid time off per year in accordance with the Company’s paid time off policy, which may change from time to time. Per Company policy, paid time off accruals max out at two times your annual accrual rate (or, 40 days, in this case). You will begin accruing your paid time off on your Employment Start Date.

7.    At-Will Employment; Termination.

(a)     At-Will Employment. This Agreement does not constitute a contract of employment for any specific period of time, but will create an employment at-will relationship that may be terminated by the Company at any time, with or without Cause (as defined below) and by you with or without Good Reason (as defined below). However, you agree to provide the Company with at least 30 days written notice of any voluntary resignation. The at-will nature of your employment relationship may not be modified or amended except by written agreement of the Company’s Board of Directors and you. You agree that if your employment is terminated for any reason, you will immediately resign from all officer positions you hold with the Company and any of its affiliates.

(b)    Acceleration upon a Change in Control. If you are terminated without Cause (as defined below) in contemplation of a Change in Control (as defined below), as determined in the sole discretion of the Board of Directors of the Company, or within 90 days immediately following the consummation of a Change in Control, your outstanding and unvested equity awards in the Company will accelerate in full upon such termination.

A “Change in Control” means an event or a series of related events where (i) a person or group of persons acting in concert (other than the Company, any of its subsidiaries, Hezy Shaked or any Hezy Shaked Entity (as defined in the Tilly’s, Inc. Amended and Restated Certificate of Incorporation) or any entity that is controlled by or under their common control or their family trusts) acquires direct or indirect beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition from Hezy Shaked or any Hezy Shaked Entity and (ii) immediately after such acquisition, Hezy Shaked, the Hezy Shaked Entities and entities directly or indirectly controlled by them or their family trusts, when taken together, beneficially own less than 5% of the aggregate voting power of shares of Class A Common Stock and Class B Common Stock of the Company; provided that any sale of such shares by Hezy Shaked or any Hezy Shaked Entity into the public market will not be captured by the foregoing definition of Change in Control. The Board of Directors of the Company will have the right to determine whether multiple sales or exchanges of voting stock of the Company or multiple events are related, and its determination shall be final, binding and conclusive.

(c)    Cause. For purposes of this Agreement, and as reasonably determined by a majority of the full Board of Directors, you will be deemed terminated for Cause if you have: (1) been determined by a court of law to have committed any felony; (2) been convicted, or entered a plea of no contest, for violation of any criminal statute constituting a felony, provided that the Board of Directors reasonably determines that the continuation of your employment after such event would have an adverse impact on the operation or reputation of the Company or its affiliates; (3) engaged in an act of fraud, theft, embezzlement, or misappropriation against the Company; (4) committed one or more acts of gross negligence or willful misconduct, either within or outside the scope of your employment that has the effect of materially impairing the goodwill or business of the Company or causing material damage to its property, goodwill or business, or would, if known, subject the Company to public ridicule; (5) failed to materially perform the duties commonly associated with the position of EVP CMO (continuing without cure for 10 days after receipt of written notice by you from the Board of Directors of the need to cure); (6) allowed the Company’s performance to be materially weaker than its competitors and the retail industry generally (as determined by the Board of Directors); (7) materially breached the Company’s Code of Ethics and Business Conduct or other written Company policies; (8) breached this Agreement, after we have provided you notice and given you a reasonable opportunity to cure; or (9) failed to use reasonable efforts to relocate you and your family to the Orange County, California area by March 31, 2020.

(d)    Good Reason. For purposes of this Agreement, Good Reason means you terminated your employment within 90 days following: (1) a material diminution in your duties, responsibilities or authority as EVP CMO of the Company; or (2) the Company failed to pay you material compensation or benefits that are required to be provided under this Agreement. However, your termination will not be treated as for Good Reason unless you have given the Company 30 days advance written notice of your intention to terminate your employment and the Company has failed to cure the acts within this 30-day period.

(e)    Clawbacks. If you choose to leave your employment with the Company (other than for Good Reason, as defined above) or you are terminated by the Company for Cause (as defined above) during the 12 months following your Employment Start Date, you will be required to repay to the Company all relocation expenses reimbursed to you by the Company.

8.    Proprietary Information & Ownership of Works-for-Hire Agreements.

As an employee of the Company, you will become knowledgeable about confidential and/or proprietary information related to the operations, products and services of the Company. Further, during your employment with the Company you may create intellectual property that is the Company’s property. To protect the interests of the Company, you will need to read and sign employee confidentiality and works for hire agreements prior to beginning employment. A copy of these agreements will be provided for you to read and sign.

9.     Restatements.

In the event of a restatement of financial results, the Compensation Committee will review all incentive awards for performance periods during the restated period (whether in cash or equity), and all equity grants vesting or paid based upon achievement of performance goals or stock price related in whole or part to the restated financial period. If any such award would have been lower had the level of achievement of applicable financial goals been calculated based upon such restated financial results or a grant not have vested or not been paid, the Compensation Committee may, if it determines appropriate in its sole discretion, to the extent permitted by applicable law, require you to reimburse the Company the incremental portion of the bonus in excess of that which would have been paid to you based on the restated financial results, unvest equity grants and require repayment of profits on equity that was vested or paid on such results and realized by you. You shall promptly comply with any such request of the Compensation Committee. This provision is in addition to, and not in lieu of, any requirements under the Sarbanes-Oxley Act or any other law, Company plan, award or grant.

10.     Non-Competition During Employment; Non-Solicitation of Clients.

You agree that, during your employment with the Company, you will not engage in, nor have any direct or indirect interest in any person, firm, corporation or business (whether as an employee, officer, director, agent, security holder, creditor, consultant, partner or otherwise) that is competitive with the Company. Notwithstanding the foregoing, you may have ownership interests in publicly traded companies subject to the limitations in the Company’s Code of Ethics. In addition, during your employment with the Company and thereafter, you will not use any trade secret of the Company or its subsidiaries or affiliates to solicit, induce, or encourage any customer, client, vendor, or other party doing business with any member of the Company and its subsidiaries and affiliates to terminate its relationship therewith or transfer its business from any member of the Company and its subsidiaries and affiliates, and you will not initiate discussion with any such person for any such purpose or authorize or knowingly cooperate with the taking of any such actions by any other individual or entity.

11.    Non-Solicitation.

You agree that at no time during your employment with the Company, and for a period of one year immediately following your termination, will you directly or indirectly, on behalf of yourself or any other person or entity, solicit, recruit or encourage any employee to leave the employ of the Company.

12.     Cooperation.

During your employment and thereafter, you agree to reasonably cooperate with and make yourself available on a continuing basis to the Company and its representatives and legal advisors in connection with any matters in which you are or were involved or any existing or future claims, investigations, administrative proceedings, lawsuits and other legal and business matters, as reasonably requested by the Company. You also agree that within five business days of receipt (or more promptly if reasonably required by the circumstances) you will send to the Company, attention Chief Financial Officer and/or General Counsel, copies of all correspondence (for example, but not limited to, subpoenas) received by you in connection with any legal proceedings involving or relating to the Company, unless you are expressly prohibited by law from so doing. You agree that you will not voluntarily cooperate with any third party in any actual or threatened claim, charge, or cause of action of any nature whatsoever against the Company or affiliates.

13.    Code of Conduct and Company Policies.

The Company is committed to creating a positive work environment and conducting business ethically. As an employee of the Company, you will be expected to abide by the Company’s policies and procedures.

14.    Indemnification.

The Company and you will enter into the Company’s standard form of indemnification agreement for executive officers. You will be provided with director’s and officer’s liability insurance coverage to the same extent as other executive officers. This coverage will continue after your service with the Company ceases while you have continuing liability with regard to your actions or inactions on behalf of the Company on the same basis as coverage for other former officers.

15.    Non-Disparagement.

You agree that, both during and for five years after your employment with the Company terminates, not to knowingly disparage the Company or its officers, directors, employees or agents in any manner likely to be harmful to it or to them or to the Company’s or their business, business reputation or personal reputation. However, this provision does not include statements made regarding Company employees if these statements were made in the good faith performance of your duties and statements made in connection your fiduciary duties or otherwise required by applicable law. The Company will direct its executive officers to abide by these same restrictions with regard to you. You will not violate this section by making statements which are truthful, complete and made in good faith in response to any question, inquiry or request for information required by legal process or governmental inquiry.

16.    Exceptions.

Notwithstanding anything in this Agreement, nothing shall prohibit or impede you from communicating, cooperating or filing a complaint with any U.S. federal, state, or local governmental or law enforcement branch agency or entity (“Governmental Agency”) with respect to possible violations of any U.S. federal, state or local law or regulation or otherwise making disclosure to any Governmental Agency, in each case, that are protected under the whistleblower provisions of any such law or regulation to the extent such communications and/or disclosures are consistent with applicable law. In addition, you are hereby notified in accordance with the Defend Trade Secrets Act of 2016 (“DTSA”) that you will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made (a) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law; or (b) in a complaint or other document that is filed under seal in a lawsuit or other proceeding. You are further notified that if you file a lawsuit for retaliation by the Company for reporting a suspected violation of law, you may disclose the Company’s trade secrets to your attorney and use the trade secret information in the court proceeding if you file any document containing the trade secret under seal and do not disclose the trade secret, except pursuant to court order. You understand that you will be bound by any subsequent changes or amendments to the DTSA. Notwithstanding the foregoing, under no circumstance are you authorized to disclose any information covered by the Company’s attorney-client privilege or attorney work product without the prior written consent of the Company.

17.    Entire Agreement; Notice; Severability.

(a)     This Agreement constitutes the entire agreement between you and the Company with respect to your employment and supersedes all prior or contemporaneous oral or written representations, understandings, agreements or communications between you and the Company concerning those subject matters. It may only be terminated or modified in a writing executed by you and an authorized representative of the Board of Directors. This Agreement will be interpreted under, and governed by, the laws of the state of California without regard to its conflict of law provisions.

(b)    Notices will be delivered in writing either personally or by overnight delivery service and will be deemed given on the date delivered if delivered personally or the day after the day sent if sent by overnight delivery service. Notices will be delivered as follows (or to such other address as the party shall notify the other by notice sent as aforesaid): (a) if to the Company, at the Company’s executive offices (attn: Chairman) with a copy to the Chief Financial Officer and/or General Counsel; and (b) if to you, at your last home address on file with the Company.

(c)    If a court should determine that any provision of this Agreement is invalid or unenforceable, in whole or in part, the invalidity or unenforceability of that provision will not make any other provision of this Agreement invalid or unenforceable.

18.    General 409A Compliance; Income Tax Withholding.

(a)    The intent of the parties is that payments and benefits under this Agreement comply with or be exempt from Section 409A of the Internal Revenue Code (“Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. If you notify the Company (with specificity as to the reason therefore) that you believe that any provision of this Agreement (or of any award of compensation, including equity compensation or benefits) would cause you to incur any additional tax or interest under Section 409A and the Company concurs with such belief or the Company (without any obligation whatsoever to do so) independently makes such determination, the Company will, after consulting with you, to the extent legally permitted and to the extent it is possible to timely reform the provision to avoid taxation under Section 409A, reform such provision to try to comply with Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Section 409A. To the extent that any provision hereof is modified in order to comply with or be exempt from Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to you and the Company of the applicable provision without violating the provisions of Section 409A. The Company shall have no liability to you with regard to any additional tax, penalties or interest you are required to pay pursuant to Section 409A.

(b)    A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits which is nonqualified deferred compensation under Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B), then with regard to any payment that is considered deferred compensation under Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (i) the expiration of the six month period measured from the date of such “separation from service” of you, and (ii) the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum without interest, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(c)    With regard to any provision herein that provides for reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A, (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, of in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated without regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect and (iii) such payments shall be made on or before the last day of your taxable year following the taxable year in which the expense occurred. Tax gross-up payments, if any, shall be made no later than the end of the calendar year immediately following the calendar year in which you remit the related taxes. Any reimbursement of expenses incurred due to a tax audit or litigation shall be made no later than the end of the calendar year immediately following the calendar year in which the taxes subject of the audit or litigation are remitted to the taxing authority or the audit or litigation is completed, whichever occurs later.

(d)    For purposes of Section 409A, your right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within 30 days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

(e)    All payments hereunder shall be subject to applicable federal, state and local income tax withholding, provided that all equity grants shall provide for net share withholding at the minimum applicable statutory withholding rates upon exercise or settlement, as the case may be, unless otherwise agreed in writing by the parties and in accordance with applicable law.

19.    Accepting this Offer; Conditions.

Our offer to you is conditioned upon:

(a)	Returning this signed offer letter to us by September 19, 2019;

(b)	us completing your background check and being satisfied with the results;

(c)	us checking your references; and

(d)	you starting employment at the Company on the Employment Start Date.

To accept this offer, please sign this letter in the space provided below and return it to our Chief Financial Officer, Michael Henry, via email or facsimile.

We look forward to your joining us and hope that you find your employment with Tilly’s enjoyable and professionally rewarding.

Very truly yours,

/s/ Ed Thomas
Ed Thomas President, Chief Executive Officer

I accept this offer of employment with the Company and agree to the terms and conditions outlined in this Agreement.

/s/ Tricia D. Smith
Tricia D. Smith

September 19, 2019